Exhibit 99.1

First Mining Announces Further Consolidation in the Birch-Uchi Greenstone Belt with Earn-In Agreement on High Grade Island Near Springpole Gold Project

VANCOUVER, BC, Oct. 4, 2021 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that the Company has entered into an earn-in agreement with Pelangio Exploration Inc. ("Pelangio") pursuant to which First Mining, through its wholly-owned subsidiary Gold Canyon Resources Inc. ("Gold Canyon"), may earn, over the course of two stages and over a period of six years, up to an 80% interest in Pelangio's Birch Lake and Birch Lake West properties (together, the "Birch Lake Properties").  The Birch Lake Properties include the High Grade Island prospect, which is located to the northeast of First Mining's Springpole Gold Project in northwestern Ontario.  The Birch Lake Properties cover approximately 3,700 hectares.  With the addition of the Birch Lake Properties, First Mining now controls close to 70,000 hectares in the Birch-Uchi Greenstone Belt.

"We are extremely excited to continue our consolidation efforts in the region by bringing in the High Grade Island prospect, as it represents one of the most prospective areas in the Birch-Uchi Greenstone Belt," stated Dan Wilton, CEO of First Mining.  "Despite being explored since the 1980s and with demonstrated high-grade drill intersections of up to 245 g/t gold, High Grade Island has been underexplored relative to other high-grade camps in the belt and will be a priority target for us as we embark on our first broader regional exploration program next year.  Through several land consolidation transactions over the last few months, First Mining now holds some of the most prospective areas of the Birch-Uchi Greenstone Belt, and with future exploration success these new targets have the potential to significantly increase the grade profile, resource potential and economics at our Springpole Gold Project."

Pelangio Transaction

First Mining will have a two-stage option to earn up to an 80% interest in the Birch Lake Properties.  In the first stage, First Mining, through its wholly-owned subsidiary Gold Canyon, can earn up to an initial 51% interest in the Birch Lake Properties over a four-year period by making cash payments to Pelangio totaling $350,000 and issuing to Pelangio a total of 1,300,000 shares of First Mining, and by incurring at least $1,750,000 worth of expenditures on the Birch Lake Properties during the four-year period.  Upon completing the first stage of the earn-in, First Mining will have a second stage option for a period of two years to acquire an additional 29% interest in the Birch Lake Properties by paying $400,000 to Pelangio in cash or First Mining shares, and by incurring an additional $1,750,000 worth of expenditures on the Birch Lake Properties.  Upon completion of the second earn-in stage, First Mining (through its wholly-owned subsidiary, Gold Canyon) and Pelangio will enter into a joint venture agreement with respect to the Birch Lake Properties where First Mining will hold, through Gold Canyon, an 80% interest in the Birch Lake Properties (if First Mining notifies Pelangio at any time after exercising the first earn-in that it will not complete the second earn-in stage, the joint venture will be formed as of the date of such notice, and First Mining will hold, through Gold Canyon, a 51% interest in the Birch Lake Properties).

Figure 1: First Mining Land Tenure Around Springpole Gold Project (CNW Group/First Mining Gold Corp.)

High Grade Island

High Grade Island is located on Pelangio's Birch Lake property and lies approximately 2 km northeast of the Springpole Gold Project and approximately 120 km northeast of Red Lake.  Two spatially separate zones of mineralization have been identified on High Grade Island: the Main Central Zone located at the centre of the island, which consists of greenstone-hosted, gold-quartz vein type mineralization, and the Western Zone, located 700 m to the west in the northwestern part of the island, which comprises iron formation-hosted, disseminated gold mineralization.  The two zones are related to a single deformation zone interpreted to be up to 120 m in width and with a total potential strike length of over 1,100 m.

The Birch Lake property was explored by Dome Exploration Canada (later Placer Dome) from 1986 to 1996, whose work consisted of mapping, geophysical and geochemical surveys along with follow-up diamond drilling, which was mainly focused on the Main Central Zone.  This zone is characterized by lenses of mineralization within a wide altered and sheared zone, and the best gold values appear to lie in northwest-plunging shoots.  Drilling results included large intercepts (4.2 m at 8.7 g/t Au in hole P255A-074) as well as several high-grade intercepts associated with coarse visible gold (2.0 m @ 105 g/t Au, including 1.0 m at 209 g/t Au, in hole P255A-078).  The majority of the Placer Dome drilling tested the Main Central Zone over a strike length of 350 m and to a depth of 200 m.  Additional drilling was completed by Trade Winds Ventures Inc. in 2004 and 2005 to evaluate the Main Central Zone between 200 and 350 meters below surface.  Numerous gold intercepts were noted including 34.5 g/t Au over 9.85 m from 239.15 to 249.0 m (hole TWBL-096) and 244.7 g/t Au over 2.45 m from 357.85 to 360.30 m (hole TWBL-097).

The Western Zone is located in the same deformation zone as the Main Central Zone but the mineralization is associated with an iron formation host.  There has been limited drilling in this zone to date with the best intercept from drill hole 028, which returned 5 m at 1.6 g/t Au from a near surface intercept.

High Grade Island is accessible from First Mining's Springpole Gold Project by boat during the summer months and by snowmobile or ice road during the winter months.

Drill highlights from the historical drill programs are provided in the table below:

Hole ID	From (m)	To (m)	Length (m)	Au g/t	Zone	Collar UTM East	Collar UTM North	Final Depth (m)	Azimuth ⁰	Dip ⁰
P255A-025	34.0	39.0	5.0	1.60	Western	552982	5697981	98.00	214	-70
P255A-053	136.6	138.5	1.9	63.94	Main Central	553808	5697608	158.00	250	-45
P255A-064	96.1	100.5	4.4	7.08	Main Central	553700	5697629	113.00	250	-45
P255A-074	171.5	175.7	4.2	8.66	Main Central	553923	5697543	227.00	250	-45
P255A-078	174.5	176.5	2.0	105.30	Main Central	553921	5697486	215.00	250	-45
P255A-090	208.0	210.0	2.0	52.08	Main Central	553870	5697570	286.00	215	-60
P255A-091	235.7	237.0	1.4	41.59	Main Central	553868	5697572	301.45	215	-74
TWBL-096	239.2	242.1	3.0	113.94	Main Central	553868	5697572	291.39	217	-67
	239.2	249.0	9.9	34.54
TWBL-097	306.4	308.8	2.4	21.21	Main Central	553868	5697572	398.20	220	-81
	357.9	360.3	2.5	244.73
TWBL-098	206.0	209.4	3.4	6.15	Main Central	553868	5697572	299.31	218	-75
TWBL-100	285.0	288.0	3.0	6.69	Main Central	553868	5697572	311.00	311	-77

Notes:

1. Collar coordinates in UTM NAD83 z15

2. Placer Dome drill highlights ('P225A' series holes) from the technical report titled 'Geological Modeling and Exploration for the Birch Lake Gold Property', prepared for Mosquito Consolidated Gold Mines Ltd. by M. Ball P.Geo, dated December 2002

3. Trade Winds drill highlights ('TWBL' series holes) from the NI 43-101 technical report titled 'Report on Exploration on the Birch Lake Property, Red Lake Mining Division, Province of Ontario', prepared for Trade Winds Ventures Inc by R. Wells P.Geo, dated February 20, 2005

Qualified Person
Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a "Qualified Person" for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.
First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada. The results of a positive Pre-Feasibility Study for the Springpole Gold Project were announced by First Mining in January 2021, and permitting activities are on-going with submission of an Environmental Impact Statement ("EIS") for the project targeted for 2022. The Company also holds a large equity position in Treasury Metals Inc. who are advancing the Goliath Gold Complex toward construction. First Mining's portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Hope Brook (being advanced in partnership with Big Ridge Gold Corp.), Cameron, Duparquet, Duquesne, and Pitt gold projects.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements
This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", "targeted", "advancing", "proving" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) First Mining undertaking a regional exploration program at its Springpole Gold Project in 2022 and the High Grade Island prospect being a priority target for the Company during such program; (ii) the potential for future exploration success at First Mining's newly acquired mineral property interests in the Birch-Uchi Greenstone Belt to significantly increase the grade profile, resource potential and economics at the Springpole Gold Project; (iii) completion and timing of all earn-in stages under the earn-in agreement with Pelangio; (iv) completion and timing of all exploration expenditures required under the earn-in agreement with Pelangio; (v) timing for the formation of a joint venture between First Mining's wholly-owned subsidiary, Gold Canyon, and Pelangio with respect to the Birch Lake Properties; (vi) the advancement and merits of the Goliath Gold Complex; and (vii) the submission of the EIS for the Springpole Gold Project.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2020 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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For further information: Richard Huang, Vice President, Corporate Development, Direct: +1 604 639 8824, Toll Free: 1 844 306 8827, Email: info@firstmininggold.com, www.firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 04-OCT-21